INTERIM MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY HIGHLIGHTS

SEPTEMBER 30, 2017

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

This Interim Management’s Discussion and Analysis – Quarterly Highlights (“Interim MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three and nine months ended September 30, 2017. The Interim MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and 2016, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015, and the related notes contained therein. Additional information related to the Company is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this Interim MD&A is October 31, 2017. This Interim MD&A contains forward-looking information. Reference to section “7. Forward-Looking Statement” on page 7 of this Interim MD&A is advised.

1.	HIGHLIGHTS

The Company’s key events and highlights during the nine months ended September 30, 2017, and to date include the following:

a.	Exploration

The Company is currently focused on an expanded Phase II exploration program at its Las Chispas property (“Las Chispas” or the “Property”). Las Chispas is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico, and consists of 26 concessions totalling an estimated 1,371 hectares. The Property is in a prolific mining area with nearby precious metal producers. SilverCrest has now intersected high-grade silver-gold mineralization on nine of the 19 known epithermal veins on the Property including Babicanora Main, Babicanora Footwall, Las Chispas Main, Giovanni (includes La Blanquita extension), William Tell, Varela, Granaditas, and Amatista (Amethyst) veins.

Details of the Phase II exploration program are as follows:

•

Upon completion of the Phase I program (drilling 22 core holes over 6,500 metres) in September 2016, a Technical Report* on Las Chispas was prepared for the Company, which recommended a Phase II exploration program costing approximately $4.4 million or US$3.3 million.

•

Originally planned for 8,000 to 10,000 metres of drilling and to be completed by end of July 2017, the Company has now expanded the program for an additional 20,000 – 25,000 metres, and scheduled to complete Phase II drilling by the end of 2017. With this expansion, the Company has incurred, during the first nine months of 2017, an aggregate of $6.0 million on Phase II, and estimates that it will spend an additional $2.1 million (US$1.6 million) by the end of the year to complete its Phase II exploration program.

•

SilverCrest has drilled more than 29,000 metres in Phase II, and cumulatively an estimated 35,000 metres drilled in 141 holes since inception. All of the holes drilled to date have intercepted epithermal quartz veining, stockwork veinlets, and/or breccia.

•	During Q3, 2017, the Company had an average of four core drills operating, and currently has six core drills working on-site.
•

Of the reported drill results† in 2016 and 2017, 69 drill intercepts, representing 46 drill holes, are greater than 600 grams per tonne (“gpt”) silver equivalent (“AgEq”; based on a ratio of 75 (Ag):1 (Au) and 100% metallurgical recovery). Based on using a cut-off grade of greater than 150 gpt AgEq and a minimum width of 1.5 metres for determining significant drill intercepts, the following is stated:

o

At the Las Chispas area (which includes Las Chispas Main, Giovanni, William Tell and other unnamed veins), veins average one to three metres in width, averaging approximately 450 gpt AgEq. Surface drill results at the Las Chispas area indicate a newly discovered unmined high grade vein (Giovanni) immediately adjacent to the Las Chispas Main Vein and historic workings. The Giovanni Vein appears to be continuous over a strike length of 400 to 500 metres, 150 to 200 metres in height, and has an average drilled true thickness of 2.0 metres.

o

At the Babicanora area (which includes Babicanora Main, Babicanora FootWall, Granaditas, Amatista, La Victoria and other veins), the Company has drill tested at surface and underground over a 600 metre strike length with a near-surface mineralized height of 150 to 175 metres. The average estimated true thickness and grade (uncut and diluted) for 20 drill intercepts of this footprint is 3.6 metres grading 2.73 gpt gold and 263.5 gpt silver or 468 gpt AgEq.

•	SilverCrest has rehabilitated over 10 kilometres of the 11.5 kilometres of historic underground workings, which includes the removal and stockpiling of mineralized backfill, installing ladders and bridges, and ensuring safety.

__________________________
* The technical report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by James Barr, P. Geo, Senior Geologist at Tetra Tech EBA Inc., titled “Technical Report on the Las Chispas Property, Sonora, Mexico” (the “Technical Report”). The Technical Report is dated October 26, 2016, with an effective date of September 15, 2016, and is available on the Company’s website at www.silvercrestmetals.com or under SilverCrest’s SEDAR profile at www.sedar.com.

† Please refer to the Company’s news releases on drill results in 2016 (dated August 2nd, September 7th and 14th) and in 2017 (dated March 2nd, May 11th, June 22nd, August 3rd, September 14th, and October 19th), available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

•

The Company continues to work on detailed underground channel sampling as it completes the rehabilitation. As announced on October 26, 2017, the Company has systematically collected 632 underground channel samples at intervals of approximately every two to four metres from Levels 300, 400, 500 and 550 of open historic workings in the Las Chispas Vein. The most significant underground channel sample result in the latest announcement on the Las Chispas 400 to 550 levels measures 35 metres along strike with an average composited true thickness of 5.0 metres grading 4.9 gpt gold and 632 gpt silver or 998 gpt AgEq. Of the channel samples collected recently, 218 are above a cutoff of 150 gpt AgEq. The weighted average grade and un-composited width above the cutoff is 4.43 gpt gold, 644 gpt silver or 977 gpt AgEq at 0.7 metres (see news release dated October 26, 2017).

•

SilverCrest commenced metallurgical test work on Las Chispas. Nineteen core samples from the Las Chispas and Babicanora areas were combined into three representative bulk composites for metallurgical testing. Results show that the Las Chispas high-grade silver-gold mineralization responded well to standard cyanidation processing, with average recoveries of 98.9% gold and 86.6% silver (see news release dated October 30, 2017).

•

For Q4, 2017, the Company plans to drill approximately 4,000 metres on the surface, focusing on step -out drilling on the Babicanora Vein and subsequent drilling on other potential mineralized veins on the Property.

•

Besides drilling and underground work, the Company is currently accessing the extension of the Babicanora Adit to improve drill access and expand exploration work, continuing district-wide mapping and sampling, as well as mechanically trenching historic dumps.

•	All ongoing work will be analyzed upon completion of Phase II for a maiden resource estimation in Q1, 2018 and a possible bulk sample‡ in 2018.

b.	Corporate

Corporate highlights chronologically since January 1, 2017, are as follows:

•

In January 2017, John Wright was appointed to the Board of Directors, and the Company granted him stock options for the purchase of 100,000 common shares of the Company at an exercise price of $2.55 per share for a five year term expiring January 3, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

•

In late March, the Company’s Mexico subsidiary, Minera La Llamarada S.A. de C.V. (“Llamarada”), filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honor an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings will be in due course.

•	Effective May 15, 2017, the Company commenced trading on the OTCQX Market under the symbol “SVCMF”.
•

On May 31, 2017, SilverCrest held its Annual General Meeting of Shareholders (“AGM”) in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at six and the re-election of each of the director nominees: Dunham L. Craig, N. Eric Fier, Ross O. Glanville, George W. Sanders, Graham C. Thody, and John H. Wright. In addition, shareholders voted and re-appointed Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company and approved the Company’s “rolling 10%” Stock Option Plan.

•

At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board; Mr. Fier as President and Chief Executive Officer; Anne Yong as Chief Financial Officer; Michael Rapsch as Vice President, Corporate Communications; Nicholas Campbell as Vice President, Business Development; and Bernard Poznanski as Corporate Secretary.

•

On August 4 2017, the Company granted 850,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

•

In September 2017, the Company and one of the concession holders agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 (of which US$500,000, at the Company’s option, could be paid in common shares of SilverCrest) on June 2, 2018. The amended payment schedule is as follows: US$200,000 on September 22, 2017 (paid); US$1,262,500 on June 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest); and US$1,262,500 on December 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest).

•

During Q3, 2017, the Company issued 1,656,321 common shares at $0.20 per share for gross proceeds of $331,264 upon the exercise of warrants. Subsequent to September 30, 2017, the Company issued 831,667 common shares at $0.20 per share for gross proceeds of $166,333 upon the exercise of warrants.

2.	RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

During the three and nine months ended September 30, 2017, comprehensive losses were $1,063,974 and $3,622,270, respectively, compared to $358,952 and $1,093,033 for the three and nine months ended September 30, 2016. The significant variations between Q3, 2017 and Q3, 2016 included the following:

_____________________
‡ The Company is currently permitted for a 100,000 tonne bulk sample. Arrangements for processing the bulk sample off-site are required. A bulk sample is a large sample, in many cases hundreds or thousands of tonnes, and is generally a composite of material from development drifts and raises. It is also used to define metallurgical characteristics.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

•

Unrealized foreign exchange loss increased to $107,381 (Q3, 2016 – $31,399) during Q3, 2017, for a total of $177,716 in the first nine months of 2017 (first nine months of 2016 – $163,917), from changes in the value of the Canadian dollar compared to the US dollar since Q3, 2016. As at September 30, 2017, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $441,914 Canadian dollar equivalents (December 31, 2016 – $3.5 million).

•

Management and director fees increased to $63,546 (Q3, 2016 – $26,250) during Q3, 2017, for a total of $220,137 in the first nine months of 2017 (first nine months of 2016 – $78,750), as the Company paid increased management fees to key management personnel and initiated compensation for the independent members of the Board of Directors during 2017.

•

Professional fees decreased to $45,985 (Q3, 2016 – $ 62,850) during Q3, 2017, for a total of $147,605 in the first nine months of 2017 (first nine months of 2016 – $132,133), as the Company incurred additional legal and accounting services related to regulatory filings and the prospectus offering in Q3, 2016.

•

Remuneration increased to $115,373 (Q3, 2016 – $80,314) during Q3, 2017, for a total of $304,415 in the first nine months of 2017 (first nine months of 2016 – $236,719), as the Company increased its headcount as compared to Q3, 2016.

•

Share-based compensation increased to $526,626 (Q3, 2016 – $1,971) during Q3, 2017, for a total of $2,067,682 in the first nine months of 2017 (first nine months of 2016 – $12,791), as the Company granted options during Q3, 2017 as well as options in Q4, 2016 which partially vested during 2017.

3.	LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At September 30, 2017, the Company held $573,272 (December 31, 2016 – $8.9 million) as cash and cash equivalents and $3.3 million (December 31, 2016 – $4.0 million) as short term investments. The significant factors for the decrease in cash and cash equivalents from December 31, 2016 to September 30, 2017 include:

•	$2,527,151 (first nine months of 2016 – $1,356,978) used in operating activities (see “2. Results of Operations and Financial Conditions”) for the first nine months of 2017;
•

$6,243,506 (first nine months of 2016 – $2,525,956) used in investing activities, primarily for the payment of $5,995,515 (first nine months of 2016 – $2,472,843) towards exploration and evaluation expenditures related to Las Chispas for the first nine months of 2017 (see “1.a. Highlights, Exploration”); and

•	$415,212 (first nine months of 2016 – $nil) generated by financing activities, primarily due to the exercise of warrants.

The amounts receivable balance of $69,759 (December 31, 2016 – $66,567) consists primarily of $29,039 (December 31, 2016 – $40,360) due from Goldsource (see “6. Related Party Transactions”) and interest receivable of $37,623 (December 31, 2016 – $8,006).

Taxes receivable increased to $1,273,760 (December 31, 2016 – $463,013), which consisted of value added taxes in Mexico of $1,260,742 (December 31, 2016 – $408,970) and goods and services taxes in Canada of $13,018 (December 31, 2016 – $54,043) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance.

Property and equipment increased to $1,024,116 (December 31, 2016 – $101,263) primarily due to the purchase of property and equipment in Mexico during the nine months ended September 30, 2017.

Exploration and evaluation assets increased to $10,953,883 (December 31, 2016 – $4,160,663), primarily for the Phase II exploration program at Las Chispas (see “1.a. Highlights, Exploration”) and for options payments and concession taxes related to all properties.

Liabilities
As at September 30, 2017, accounts payable and accrued liabilities amounted to $778,743 (December 31, 2016 – $283,288), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks
While SilverCrest currently has no source of revenue, the Company has cash and cash equivalents of $573,272 and short-term deposits of $3.3 million contributing to working capital of $3.4 million (as of September 30, 2017). SilverCrest also anticipates receiving proceeds of $839,000 upon the exercise of the remainder of warrants expiring November 19, 2017. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to plan and complete the expanded Phase II exploration program, the Company’s permitted bulk sample, and meet property option payment commitments, as detailed in the table below, the Company may require substantial additional financing, which is subject to a number of factors, many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amount or at a time desired by the Company, or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

The following table reflects the Company’s property option payment commitments due by period as of September 30, 2017:

		Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	> 5 years
Las Chispas Option Payments	$3,265,000	$1,352,500	$1,912,500	$-	$-
Cruz de Mayo Option Payment	755,000	50,000	100,000	150,000	455,000
Total	$4,020,000	$1,402,500	$2,012,500	$150,000	$455,000

•

For Las Chispas, $250,000 of the payment due June 3, 2018 and $250,000 of the payment due December 3, 2018 may be settled, at the Company’s option, through the issuance of common shares of SilverCrest.

•	Not included in the table above are concession tax payments, estimated at $182,000 per annum total for all properties.

4.	FINANCING – USE OF PROCEEDS

During 2016, the Company completed a prospectus financing for gross proceeds of $11.5 million. The following table compares the estimated use of net proceeds (other than working capital) as set out in the final short form prospectus dated November 28, 2016 and the actual use of the proceeds as of September 30, 2017.

	Use of Proceeds - Prospectus		Actual as of Sept. 30, 2017
Description of expenditure	(in US$)	(in C$)	(in C$)
Phase II of exploration program at Las Chispas
- Drilling along veins of Las Chispas, including rehabiliation	3,000,000	4,020,000	4,909,000
- Assays, underground channel sampling and mapping	330,000	442,200	562,000
Option payments for the Company's mineral properties	2,670,000	3,577,800	484,000
Total	6,000,000	8,040,000	5,955,000

The Company remains focused on its Phase II exploration program at Las Chispas. However, as a result of expanding drilling from 8,000 – 10,000 metres to approximately 28,000 – 35,000 metres, there has been an overall increase in costs when compared to the use of proceeds for drilling, assays, labour, and general exploration. Funds which were originally allocated for option payments due in 2018 have been assigned to cover the expanded Phase II program. See 3. Liquidity outlook and risks above.

5.	RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2017, the Company paid or accrued professional fees of $43,634 (September 30, 2016 – $38,768), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2017, $10,381 (December 31, 2016 – $66,216) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer, Chief Financial Officer, and former Executive Vice President. Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016
Management fees (1)	$168,750	$78,750
Management remuneration(2)	70,401	-
Director fees	51,387	-
Share-based compensation(3)	1,954,980	9,742
	$2,245,518	$88,492

(1)	Management fees were paid to companies controlled by the Chief Executive Officer and former Executive Vice President of the Company.
(2)	(Remuneration and short-term benefits were paid to the Chief Financial Officer of the Company.
(3)	Share- based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

Other transactions

During the nine months ended September 30, 2017, the Company:

•

paid remuneration of $97,485 (September 30, 2016 – $65,566) to an employee providing technical services who is an immediate family member of the Chief Executive Officer of the Company, of which $89,896 (September 30, 2016 – $63,012) was recorded as exploration and evaluation expenditures (note 4) and $7,589 (September 30, 2016 – $2,554) was expensed. The Company also recorded share-based compensation of $127,211 (September 30, 2016 – $Nil) for the vested portion of stock options granted to this employee which was recorded as exploration and evaluation expenditures (note 4);

•

paid consulting fees of $35,375 (September 30, 2016 – $Nil) and recorded share-based compensation expense of $28,176 (September 30, 2016 – $Nil), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures (note 4); and

•	paid remuneration of $Nil (September 30, 2016 – $5,234) to an employee providing administrative services who is an immediate family member of the former Executive Vice President of the Company.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the nine months ended September 30, 2017, the Company allocated to Goldsource $136,284 (September 30, 2016 – $143,315) for its share of these expenses, of which $29,039 (December 31, 2016 – $40,360) was receivable from Goldsource at September 30, 2017.

6.	RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks inherent in the mining business
The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves substantial financial risks over a significant period of time that even a combination of careful evaluation, experience, and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation, and development of mineral deposits will result in commercial quantities of ore.

No history of operations or earnings
The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development.

Additional capital and financing risks
The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects, and the Company may become unable to acquire and retain its property interests.

Foreign operations
The Company’s properties are located in Mexico, and therefore exposed to various levels of political, economic, and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities, and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

Title to assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Surface rights
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users; however, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Commodity markets
The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may, in the future, be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions; interest rates; exchange rates; inflation or deflation; currency exchange fluctuations; global and regional supply and demand; production and consumption patterns; speculative activities; increased production due to improved mining and production methods; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection; and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Environmental factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

7.	FORWARD-LOOKING STATEMENT

This Interim MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of Las Chispas; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; metallurgical test estimates; the accessibility of future mining at Las Chispas; expectations regarding the Company’s ability to manage capital resources and meet working capital requirements; and the Company’s claim regarding the El Gachi property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; grade and metallurgical recovery estimates; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; accuracy of grade and metallurgical recovery estimates; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this Interim MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2017	TSX.V:SIL

8.	QUALIFIED PERSON

Technical information contained in this Interim MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and President of the Company, who is a ‘Qualified Person’ for the purpose of NI 43-101.

9.	ABOUT THE COMPANY

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries. As at September 30, 2017, the Company has a total of six exploration properties, Las Chispas, Cruz de Mayo, Huasabas, Guadalupe, Angel de Plata, and Estacion Llano. Details of the Company’s properties are available on SilverCrest’s website, www.silvercrestmetals.com.